DD
5/30/14

SECURITIES AND EXCHANGE COMMISSION

14040611

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) **AND ENDING** 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Klicman (858) 622-2140
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/4/14

OATH OR AFFIRMATION

I, Shirley Klicman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CONSTANCE L.A. GOODELL
Commission # 1899571
Notary Public - California
San Diego County
My Comm. Expires Aug 14, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Girard Securities, Inc.

We have audited the accompanying financial statements of Girard Securities, Inc. which comprise the statements of financial condition as of March 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Securities, Inc. as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC

San Diego, California
May 23, 2014

GIRARD SECURITIES, INC.

Statements of Financial Condition
March 31, 2014 and 2013

ASSETS

	2014	*2013*
Cash and cash equivalents	$ 524,982	$ 513,076
Securities owned, at market value	147,988	132,827
Deposits with clearing organizations	220,000	200,000
Due from clearing organizations	2,159,982	1,927,195
Commissions receivable	2,144,904	1,798,658
Note receivable from stockholder, 0.5%, due December 12, 2014	251,563	250,313
Other receivables	400,433	184,908
Deferred income taxes	132,000	-
Fixed assets, less accumulated depreciation of $1,250,327 and $1,092,288	154,588	295,091
Prepaid expenses and other	97,264	91,706
	$6,233,704	$5,393,774

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and other accrued expenses	$3,970,376	$3,147,397
Due to clearing organizations	-	1,656
Total liabilities	3,970,376	3,149,053
Stockholders' equity		
Preferred stock, no par value; 2,000 shares authorized; 1,138 shares issued and outstanding	1,138,000	1,138,000
Common stock, no par value; 2,000,000 shares authorized; 1,260,500 shares issued and outstanding	67,430	67,430
Additional paid-in capital	548,785	548,785
Retained earnings	509,113	490,506
Total stockholders' equity	2,263,328	2,244,721
	$6,233,704	$5,393,774

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Income
Years Ended March 31, 2014 and 2013

	2014	*2013*
Revenues		
Commissions income	$48,838,188	$43,489,603
Trading profits and floor brokerage	25,457	94,352
Interest income	116,931	190,204
Fee and other income	4,606,995	4,136,631
Total revenues	53,587,571	47,910,790
Expenses		
Commissions and clearing	45,482,386	40,266,656
Compensation and benefits	3,300,310	2,647,604
General and administrative expenses	4,765,560	4,760,283
Interest expense	-	1,000
Total expenses	53,548,256	47,675,543
Income before income taxes	39,315	235,247
Income tax expense	(20,708)	(171,795)
Net income	$ 18,607	$ 63,452

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Changes in Stockholder's Equity
Years Ended March 31, 2014 and 2013

	Preferred Stock	*Common Stock*	*Additional Paid-in Capital*	*Retained Earnings*
Balance, April 1, 2012	$1,138,000	$67,430	$548,785	$ 427,054
Net income	-	-	-	63,452
Balance, March 31, 2013	1,138,000	67,430	548,785	490,056
Net income	-	-	-	18,607
Balance, March 31, 2014	$1,138,000	$67,430	$548,785	$ 509,113

Statements of Liabilities Subordinated to Claims of General Creditors
Years Ended March 31, 2014 and 2013

	2014	*2013*
Balance, beginning of year	$ -	$ 500,000
Increases	-	-
Decreases	-	(500,000)
Balance, end of year	$ -	$ -

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Cash Flows
Years Ended March 31, 2014 and 2013

	2014	*2013*
Cash flows from operating activities		
Net income	$ 18,607	$ 63,452
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	158,039	137,881
Changes in operating assets and liabilities		
Due from clearing organizations	(234,443)	(624,597)
Commissions receivable	(346,246)	(78,051)
Other receivables	(15,525)	278,697
Note receivable from stockholder	(1,250)	(250,313)
Prepaid expenses and other	(225,558)	184,741
Deferred income taxes	(132,000)	-
Accounts payable and other accrued expenses	822,979	451,733
Net cash from operating activities	44,603	163,543
Cash flows from investing activities		
Capital expenditures	(17,536)	(124,066)
Securities owned	(15,161)	(18,047)
Net cash from investing activities	(32,697)	(142,113)
Cash flows from financing activities	-	-
Net increase in cash and cash equivalents	11,906	21,430
Cash and cash equivalents		
Beginning of year	513,076	491,646
End of year	$ 524,982	$ 513,076
Supplemental disclosure of cash flow information:		
Non-cash investing and financing activities		
Termination of subordinated liability and release of collateral	$ -	$ 500,000
Income taxes paid	$ 152,708	$ 171,795
Interest paid	$ -	$ 1,000

See notes to financial statements.

GIRARD SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Girard Securities, Inc. (the "Company"), headquartered in San Diego, is an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis, and is registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also a member of the National Futures Association and the Securities Investor Protection Corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, annuities, and advisory services. The company is licensed to operate in all 50 states and has an independent contractor sales force located throughout the United States with a majority of registered representatives residing in Southern California.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Securities Owned

Securities owned are reflected on a trade date basis at market value with realized and unrealized gains and losses being reflected in current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Due from Clearing Organizations

Receivable from clearing organizations primarily consists of commission receivables and other receivables from broker-dealers.

Fixed Assets

Furniture, equipment, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over five years. Leasehold improvements are amortized using the straight line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was determined to exist at March 31, 2014.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "Accounts payable and other accrued expenses." The determination of these reserves amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of a registered representative of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the financial statements and is recognized as a charge to earnings in that period.

Revenue Recognition

Security transactions and the related revenue are recorded on a trade date basis.

Commissions income. The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned.

Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by our registered representatives directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. Because the Company records commissions payable based upon our standard payout ratios for each product as we accrue for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

The Company charges investment advisory fees based on a client's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Advisory fees collected in arrears are recorded as earned. Asset based fees are primarily derived from the Company's marketing and due diligence agreements, and are both recorded and recognized in the period in which services are provided.

Trading profits and floor brokerage. Under agreement, the Company clears trades for an unaffiliated correspondent broker and retains a portion of commissions as a fee for its services. In addition, the Company periodically trades from its own inventory, resulting in a trading gain or loss.

Interest income. The Company earns interest income from its cash equivalents and client margin balances.

Administrative and other fee income. The Company charges administrative fees, which relate to service provided for supporting financial advisors on the Advisory platform. The Company charges administrative fees based on a client's portfolio value, generally at the beginning of each quarter. administrative fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Administrative fees collected in arrears are recorded as earned. The Company charges other miscellaneous fees, which relate to services provided and other account charges generally outlined in the Company's agreements with its financial advisors and clients. Such fees are recognized as services are performed or as earned, as applicable.

Leases

The Company lease office space and copiers under operating leases. The Company recognizes rent expense related to these operating leases on a straight-line basis over the lease term. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

Share-Based Compensation

At March 31, 2014 the company has one stock-based employee compensation plan, which is described more fully in Note 7 below. In addition, the Company has granted stock appreciation rights ("SARs") to its independent contractor Financial Representatives, which are described more fully in Note 8 below. These awards are revalued at each reporting date for purposes of measuring compensation expense associated with these awards. Compensation expense is recognized for all stock based compensation with future service requirements over the relevant vesting periods using the straight-line method.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they are more likely than not of being sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position.

Concentration of Credit Risk

The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit

evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2014 and 2013.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2014 and 2013.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of March 31, 2014 and 2013:

	Level 1	*Level 2*	*Level3*	*Total*
March 31, 2014				
Debt securities	$ 202	$ -	$ -	$ 202
Equity securities	147,786	-	-	147,786
	$147,988	$ -	$ -	$147,988
March 31, 2013				
Debt securities	$ 187	$ -	$ -	$ 187
Equity securities	132,640	-	-	132,640
	$132,827	$ -	$ -	$132,827

GIRARD SECURITIES, INC.

Notes to Financial Statements

3. SECURED DEMAND NOTE PAYABLE

At March 31, 2012, the Company had a secured demand note payable of $500,000 which bore interest at $12,000 per annum, was scheduled to mature on July 28, 2015, and was subordinated to the claims of general creditors. The note was collateralized by debt securities which had a fair market value of $572,933 at March 31, 2012. During fiscal 2013, the note was terminated and the related collateral was released. Interest expense relating to the note was $1,000 in fiscal 2013.

4. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2014	*2013*
"Expected" federal income tax expense	$ (13,367)	$ (79,784)
State income tax	(20,708)	(22,374)
Other	13,367	(69,637)
Income tax expense	$ (20,708)	$(171,795)

The Company had net deferred tax assets and liabilities as follows:

	December 31, 2014	*December 31, 2013*
Unrealized investment income	$ (37,000)	$ (29,000)
Accrued liabilities	191,000	122,000
Depreciation and amortization	43,000	97,000
Valuation allowance	(65,000)	(190,000)
Deferred tax asset, net	$ 132,000	$ -

5. STOCKHOLDER'S EQUITY

Series A Preferred Stock

Each share of Series A preferred stock (i) has an original issue price of $1,000; (ii) is non-voting; (iii) is entitled to receive cumulative dividends at an annual rate of $30 per share; (iv) has an original liquidation value of $1,000 plus any accrued and unpaid dividends; and (v) is redeemable at the option of the holder at $1,050 plus any accrued and unpaid dividends in three annual installments commencing 60 days after receipt by the Company at any time after June 30, 2016 from holders of at least 66 2/3% of the then outstanding shares of Series A Preferred Stock subject to certain limitations as described in the Company's Articles of Incorporation.

6. COMMITMENTS AND CONTINGENCIES

Bank Accounts

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended March 31, 2014, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has not experienced any losses in such accounts and management

believes that it has placed its cash on deposit with financial institutions which are financially stable.

Off Balance Sheet Risk

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At March 31, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Arbitration

The Company has been named as a defendant in arbitration proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matter will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Leases

The Company leases its primary facilities and certain other assets under non-cancelable operating leases that expires through December 2018. Under the facility lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was $291,727 in fiscal 2014 and $229,907 in fiscal 2013. Future minimum lease commitments under the long-term non-cancelable operating leases are as follows:

Year Ending March 31:	
2015	$212,116
2016	157,099
2017	155,631
2018	153,574
2019	115,181
	$793,601

7. EMPLOYEE SHARE-BASED COMPENSATION AND OTHER BENEFITS

Non-Qualified Stock Option Plan

At October 1, 2007, the Company implemented a non-qualified stock option plan available for grant to employees and members of the Company's Board of Directors. Options are exercisable in the 60th month following the date of grant and only in the event that the grantee is an employee of the Company at that time, disabled, deceased or recently retired. The Company grants new options under its plan approved by the members of the Company's Board of Directors and its sole shareholder.

As noted above, the Company has a non-qualified stock option plan, the Company may grant up to 250,000 options which each option is convertible into one share of common stock. As of March 31, 2014, the Company has 99,100 stock options granted. The options are granted to key

personnel. Option terms are specified in individual agreements and expire on a date no later than the tenth anniversary of the grant date. The exercise price of each option shall not be less than the market price of the Company's stock on the date of grant.

As of March 31, 2014, there was no unrecognized compensation cost related to stock option grants issued to its key employees based on estimated fair value at that date. The fair value of each option grant is estimated on the date of grant using Black – Scholes option pricing model.

401(k) Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company's total cost for the 401(k) plan was $28,022 for fiscal 2014 and $14,504 for fiscal 2013.

8. NON-EMPLOYEE SHARE-BASED COMPENSATION

Under the Company's SARs plan, the Company may grant stock appreciation rights to its independent contractor Financial Representatives. Under the 2007 Stock Appreciation Rights Plan for Independent Contractors, the Company may grant up to 250,000 shares of SARs to independent contractor Financial Representatives. As of March 31, 2014, the SARs Plan had 114,750 rights outstanding. SARs are exercisable in the event of a liquidity event and provided that the Financial Representatives are still associated with the Company, disable, decreased or recently retired. Under the Plan, the exercise price of each SAR equals the market price of the Company's stock on the date of grant.

The Company concluded that absent a specific performance commitment, these grants are to measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. The compensation expense recognized each period should be based on the most recent estimated value. Further, the Company will classify these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited.

As of March 31, 2014, there was no unrecognized compensation cost related to grants issued to its independent contractor Financial Representatives based on estimated fair value at that date.

9. RELATED PARTY TRANSACTIONS

The Company has an office lease agreement for its primary facilities with Roman Empire Realty, an entity under common ownership by the Company's stockholder and Chief Executive Officer. Under this agreement the Company incurred rent expense of $153,574 in fiscal 2014 and $153,574 in fiscal 2013.

The Company received software maintenance and development services from an affiliate that is partially owned by a stockholder of the Company. These services amounted to $14,600 in fiscal 2014 and $130,930 in fiscal 2013. At March 31, 2014 the Company had an obligation of $249 payable to the affiliate.

In May 2008, the Company entered into a lease agreement with Vista Mesa, LLC, an entity under common control by the Company's stockholder and Chief Executive Officer, to lease certain fixed assets, a trademark, and a due diligence process. Under this agreement the Company incurred rent expense of $76,333 in fiscal 2014 and $76,333 in fiscal 2013.

In December 2012, the Company loaned $250,000 to a stockholder of the company. The loan plus accrued interest at 0.5% per annum is payable on or before December 12, 2014.

In Agreements and transactions between related parties do not necessarily represent terms that might be negotiated between unrelated parties.

10. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2014 was 3.8 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2014, the Company had net capital of $1,043,857 which was $779,165 in excess of the amount required by the SEC.

11. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

GIRARD SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

March 31, 2014

Total stockholders' equity	$2,263,328
Less non-allowable assets	
Cash	1,068
Commissions receivable	152,917
Other receivables	400,433
Note receivable from stockholder	251,563
Prepaid expenses and other	97,264
Deferred income taxes	132,000
Fixed assets	154,588
Net capital before haircuts on security positions	1,073,495
Less haircuts on security positions	
Debt securities	202
Other securities	29,436
Net capital	1,043,857
Minimum net capital required	264,692
Excess net capital	$ 779,165
Total aggregate indebtedness	$3,970,376
Ratio of aggregate indebtedness to net capital	3.8

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of March 31, 2014.*

GIRARD SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

March 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of March 31, 2014; and a reconciliation to that calculation is not included herein.

GIRARD SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

March 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Girard Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Girard Securities, Inc. (the "Company") as of for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
May 23, 2014

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

Board of Directors
Girard Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Girard Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
May 23, 2014

GIRARD SECURITIES, INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended March 31, 2014

Total revenue	$53,587,571
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(30,977,834)
Revenues from commodity transactions	(226,559)
Net gain from securities in investment accounts	(18,858)
Other revenue not directly or indirectly related to the securities business	(260,000)
SIPC net operating revenues	$22,104,320
General assessment @ .0025	$ 55,261
Less payments	
October 30, 2013	(35,017)
April 28, 2014	(20,244)
Assessment balance due	$ -

GIRARD SECURITIES, INC.

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2014 and 2013